UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VINEBROOK HOMES TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share	N/A
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

John Good

President and Chief Executive Officer

300 Crescent Court

Suite 700

Dallas, Texas 75201

(214) 276-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Charles T. Haag Justin S. Reinus Paul Hastings LLP 2001 Ross Ave, Suite 2700 Dallas, Texas 75201 (972) 936-7500	Edward S. Best Willkie Farr & Gallagher LLP 300 North LaSalle Drive Chicago, Illinois 60654 (312) 728-9158

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☒	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO originally filed by VineBrook Homes Trust, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 4, 2026 (as so amended, this “Schedule TO”).

This Schedule TO relates to an offer (the “Offer”) by the Company to purchase for cash up to $30 million, or 909,090 shares, of the Company’s Class A common stock, par value $0.01 per share (the “Shares”). The Company is offering to purchase the Shares at a price of $33.00 per Share, less any applicable withholding taxes and without interest, and the maximum number of Shares that will be accepted for payment pursuant to the Offer (unless the Offer is amended in accordance with applicable law) is 909,090 Shares. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated September 4, 2026 (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits 99(a)(1)(A) and 99(a)(1)(B), respectively, to this Schedule TO. Capitalized terms used and not defined herein are defined in the Offer to Purchase.

The Offer commenced on September 4, 2026 and is currently scheduled to expire at 5:00 P.M. Eastern Time on October 5, 2026, unless the Offer is extended or withdrawn.

In connection with the filing of this Amendment No. 1, the Company issued a press release announcing the availability of Amendment No. 1 on its website at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources and on the SEC’s EDGAR website at www.sec.gov, which press release is attached hereto as Exhibit 99(a)(5)(B).

The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO and Offer to Purchase remains unchanged. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal.

Items 1 through 11.

The disclosure in the Offer to Purchase and Item 10 of Schedule TO is hereby amended and supplemented as follows:

Offer to Purchase – This Offer – 13. Certain Information About the Company – Certain Financial Information

The information contained under the sub-heading “Certain Financial Information” on page 27 of the Offer to Purchase is hereby amended and restated:

The Company incorporates by reference the financial statements and notes thereto included in its Annual Report filed with the SEC on March 11, 2026 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 14, 2026. Set forth below are (i) summary consolidated balance sheet data presented as of December 31, 2025 and 2024, and summary consolidated statement of operations and comprehensive loss data for the years ended December 31, 2025 and 2024, each of which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and the notes thereto included in our Annual Report, and (ii) summary consolidated unaudited balance sheet data presented as of June 30, 2026 and summary consolidated statement of operations and comprehensive (loss) income for the three and six months ended June 30, 2026 and 2025, each of which should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited financial statements and the notes thereto included in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

Summary Financial Statements

	(Unaudited) For the Three Months Ended June 30,		(Unaudited) For the Six Months Ended June 30,		For the Year Ended December 31,
Income Statement data (in thousands, except per share amounts)	2026	2025	2026	2025	2025	2024
Revenues:
Rental income	$74,520	$90,840	$153,476	$181,224	$353,381	$357,526
Other income	6,825	3,364	15,278	5,741	17,896	5,299
Total revenues	81,345	94,204	168,754	186,965	371,277	362,825
Operating expenses:
Property operating expenses	23,683	21,402	42,883	43,155	86,214	80,170
Real estate taxes and insurance	16,736	17,912	33,888	35,111	66,843	67,800
Property management fees	2,349	633	4,843	1,243	4,001	2,457
Advisory fees	4,946	4,970	9,926	9,954	20,068	20,764
General and administrative expenses	13,353	55,302	26,999	76,351	116,863	81,553
Depreciation and amortization	27,813	32,192	57,195	62,197	124,653	123,940
Interest expense	41,609	35,117	83,164	70,459	150,198	143,851
Total expenses	130,489	167,528	258,898	298,470	568,840	520,535
Other income (expenses):
Loss on extinguishment of debt	(664)	(195)	(1,177)	(353)	(2,083)	(3,881)
Gain (loss) on sales and impairment of real estate, net	8,104	2,845	5,611	2,381	3,255	(32,455)
Investment income	556	716	1,203	1,271	4,080	4,242
Reversal of (provision for) loan losses	—	—	—	500	500	(4,605)
Loss on forfeited deposits	(39)	(6)	(41)	(1,409)	(1,468)	—
Net loss	(41,187)	(69,964)	(84,548)	(109,115)	(193,279)	(194,409)
Dividends on and accretion to redemption value of Redeemable Series A Preferred stock	2,198	2,198	4,396	4,397	8,793	8,801
Net income attributable to Series B Preferred stock	1,513	1,513	3,026	3,026	6,052	6,052
Net loss attributable to redeemable noncontrolling interests in the OP	(8,884)	(10,494)	(18,170)	(16,369)	(32,131)	(29,162)
Net loss attributable to redeemable noncontrolling interests in consolidated VIEs	(4,177)	(3,968)	(7,977)	(9,671)	(17,993)	(30,703)
Net loss attributable to noncontrolling interests in consolidated VIEs	(573)	(528)	(1,091)	(1,343)	(2,468)	(4,734)
Net loss attributable to stockholders	$(31,264)	(58,685)	$(64,732)	$(89,155)	$(155,532)	$(144,663)
Other comprehensive income
Unrealized loss on interest rate hedges	—	(3,809)	—	(8,197)	(14,537)	(19,656)
Total comprehensive income	(41,187)	(73,773)	(84,548)	(117,312)	(207,816)	(214,065)
Dividends on and accretion to redemption value of Redeemable Series A Preferred stock	2,198	2,198	4,396	4,397	8,793	8,801
Comprehensive income attributable to Series B Preferred stock	1,513	1,513	3,026	3,026	6,052	6,052
Comprehensive loss attributable to redeemable noncontrolling interests in the OP	(8,884)	(11,065)	(18,170)	(17,599)	(34,463)	(32,109)
Comprehensive loss attributable to redeemable noncontrolling interests in consolidated VIEs	(4,177)	(3,968)	(7,977)	(9,671)	(17,993)	(30,703)
Comprehensive loss attributable to noncontrolling interests in consolidated VIEs	(573)	(528)	(1,091)	(1,343)	(2,468)	(4,734)
Comprehensive loss attributable to stockholders	$(31,264)	$(61,923)	$(64,732)	$(96,122)	$(167,737)	$(161,372)

Weighted average common shares outstanding - basic	26,113	25,724	26,113	25,594	25,734	25,263
Weighted average common shares outstanding - diluted	26,113	25,724	26,113	25,594	25,734	25,263

Loss per share - basic	$(1.20)	$(2.28)	$(2.48)	$(3.48)	$(6.04)	$(5.73)
Loss per share - diluted	$(1.20)	$(2.28)	$(2.48)	$(3.48)	$(6.04)	$(5.73)

	June 30, 2026	For the Year Ended December 31,
Balance Sheet data (in thousands, except share amounts)	(Unaudited)	2025	2024
ASSETS
Real estate investments, net	$2,730,243	$2,844,291	$2,949,027
Current assets	164,264	193,198	152,649
Other noncurrent assets	112,623	113,253	107,772
TOTAL ASSETS	$3,007,130	$3,150,742	$3,209,448

LIABILITIES AND EQUITY
Total debt, net	$2,565,201	$2,611,356	$2,447,887
Current liabilities	159,054	138,385	140,212
TOTAL LIABILITIES	$2,724,255	$2,749,741	$2,588,099

Redeemable Series A Preferred stock, $0.01 par value: 16,000,000 shares authorized; 4,996,000 and 4,996,000 shares issued and outstanding, respectively	$123,831	$123,494	$122,820
Redeemable noncontrolling interests in the OP	267,225	277,844	257,454
Redeemable noncontrolling interests in consolidated VIEs	70,247	67,835	80,711
Noncontrolling interests in consolidated VIEs	344	2,223	6,083
Total Stockholders' (Deficit) Equity	(178,772)	(70,395)	154,281

The Company's book value per share as of June 30, 2026 was $3.60 per share.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2026	VineBrook Homes Trust, Inc.

	By:	/s/ Paul Richards
	Name:	Paul Richards
	Title:	Chief Financial Officer, Assistant Secretary and Treasurer

EXHIBIT INDEX

Exhibit
Number	Exhibit Description
99(a)(1)(A)*	Offer to Purchase dated September 4, 2026
99(a)(1)(B)*	Letter of Transmittal
99(a)(1)(C)*	Letter to Stockholders
99(a)(1)(D)*	Email for Financial Advisors with Clients Who are Stockholders
99(a)(1)(E)*	Email to Custodians
99(a)(5)*	Press Release dated September 8, 2026
99(a)(5)(B)	Press Release dated September 22, 2026
107*	Calculation of Filing Fee Table

*	Previously filed.